SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Miramar Mining Corporation

B.	(1)	This is (check one):

	☒	An original filing for the Filer.

	☐	An amended filing for the Filer.

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	Miramar Mining Corporation
	Form type:	Schedule 14D-9F
File number (if known):
	Filed by:	Miramar Mining Corporation
	Date filed (if filed concurrently, so indicate):	Concurrently filed, October 31, 2007

D.

The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at Suite 300 — 899 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3S1 (604) 985-2572.

E.

Filer designates and appoints CT Corporation System (“Agent”) located at 111 Eighth Avenue, New York, New York 10011, (212) 894-8940 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the forms, schedules and offering statements described in General Instructions I.(a), I.(b), I.(d) and I.(f) of this Form, as applicable, the securities to which such forms, schedules and offering statements relate; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in North Vancouver, British Columbia, Canada, on October 31, 2007.

MIRAMAR MINING CORPORATION

By:	/s/ Anthony P. Walsh
	Name:	Anthony P. Walsh
	Title:	President and Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on October 31, 2007.

CT CORPORATION SYSTEM
(Agent for Service)

By:	/s/ M.C. Summer PaVon
	Name:	M.C. Summer PaVon
	Title:	Assistant Secretary